SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K
(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934


                  For the fiscal year ended December 31, 2003


( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to ____________.

                          Commission File No. 0-12870.


                        FIRST CHESTER COUNTY CORPORATION
                        ---------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         First National Bank of Chester County Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     First National Bank of Chester County
                               9 North High Street
                             West Chester, PA 19381

                              Required Information

         The required financial statements are attached to this report

                     FIRST NATIONAL BANK OF CHESTER COUNTY
                            RETIREMENT SAVINGS PLAN
                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 and 2002

                     FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLA

                          Index to Financial Statements

                                                                                                         Page
                                                                                                         ----

                Reports of Independent Registered Public Accounting Firm for December 31, 2003              3

                Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002            4

                Statements of Changes in Net Asets Available for Benefits For the Years
                 Ended December 31, 2003 and 2002                                                           5

                Notes to Finanical Statements                                                             6-9

        OTHER FINANCIAL INFORMATION

                Reports of Independent Registered Public Accounting
                 Firm on Supplemental Information for December 31, 2003                                    11

                Schedule of Assets (Held at End of Year) December 31, 2003                              12-18



             Report of Independent Registered Public Accounting Firm


Trustees
First National Bank of Chester County Retirement Savings Plan


     We have audited the accompanying statement of net assets available for plan benefits of the First National Bank of Chester County's Retirement Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express and opinion on these financials statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.





/s/ Grant Thornton LLP
Philadelphia, Pennsylvania
July 1, 2004

                     FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2003 AND 2002



               Assets                                                      2003              2002
               ------                                                      ----              ----

Cash and cash equivalents                                              $   204,974       $  230,109

Investments, at fair value
   Mutual funds                                                          5,896,080        3,970,342
   Common stock2,500,715                                                 1,630,972
   Certificates of deposit                                               1,355,000        1,180,000
   Participants' loans                                                     190,968          159,173
                                                                        ----------        ---------
       Total investments                                                 9,942,763        6,940,487
                                                                        ----------        ---------

Receivables
   Employer's fixed contribution receivable                                387,070          338,950
   Employer's matching contribution receivable                               1,530            2,968
   Employees' contribution receivable                                       26,688           22,997
   Interest income receivable                                                7,841            8,167
   Dividend income receivable                                               20,306           14,109
                                                                        ----------        ---------
       Total receivables                                                   443,435          387,191
                                                                        ----------        ---------
                Total Assets                                            10,591,172        7,557,787
                                                                        ----------        ---------


                Liabilities

Accrued expenses                                                                 -                -


                Total Liabilities                                                -                -
                                                                        ----------        ---------

                Net Assets Available For Benefits                      $10,591,172       $7,557,787
                                                                        ==========        =========







The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                                                         2003              2002
                                                                         ----              ----

Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in fair value
         of investments                                                $ 1,979,554       $(733,199)
     Interest                                                               65,922           61,005
     Dividends                                                             118,734          120,039
                                                                        ----------        ---------
                                                                         2,164,210        (552,155)

   Contributions:
     Employer's-fixed                                                      387,070          338,950
     Employer's-matching                                                   358,102          309,946
     Participants'                                                         801,451          702,811
     Participants' rollover                                                 37,320          229,862
                                                                        ----------        ---------
                                                                         1,583,943        1,581,569
                  Total Additions                                        3,748,153        1,029,414
                                                                        ----------        ---------

   Deductions from net assets attributed to:
     Benefits paid to participants                                         714,768          508,412
     Administrative fees                                                    -                 1,759
                                                                        ----------        ---------
                  Total deductions                                         714,768          510,171
                                                                        ----------        ---------

                  Net Increase                                           3,033,385          519,243
                                                                        ----------        ---------

   Net Assets Available For Benefits
     Beginning of year                                                   7,557,787        7,038,544
                                                                        ----------        ---------
                  End of Year                                          $10,591,172       $7,557,787
                                                                        ==========        =========



The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note A - Description of Plan
----------------------------
     The following description of First National Bank of Chester County Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General
         -------
         The plan is a 401(k) plan which is a defined contribution plan covering eligible employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The plan administrator is First Chester County Corporation (First Chester County).

         Eligible   employees   for   purposes   of  making   salary   reduction
         contributions means any employee who has completed 90 days of service and has attained the age of 21.

         Eligible  employees  with  respect  to  discretionary   profit  sharing
         contributions means any employee who was eligible for making salary reduction contributions and has also completed one year of service.

         Contributions
         -------------
         Each year, participants may contribute a percentage of compensation up to the maximum allowed by law not to exceed $12,000. Effective for taxable year 2003, if a participant was 50 or older, they could elect to defer additional amounts (catch-up contributions) to the plan up to $2,000.The Company contributes 75% of the amount of the salary reduction the participant elects to defer up to 5% of their annual compensation. The matching contribution is made in cash and is invested based upon each participant's investment choice.

         An additional discretionary contribution may be allocated among participants eligible to share in the contribution for the plan year. The contribution is allocated to the participants' account in an amount equal to 3% of compensation up to $30,000 and an additional 6% of annual compensation in excess of $30,000 up to $200,000.

         The amount of employer contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to participants.

         Participant Accounts
         --------------------
         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, (b) the Company's discretionary contribution and (c) Plan earnings. Allocation of Plan earnings are based on the participant's accounts as of the preceding valuation date.

         Vesting
         -------
         Participants' are immediately vested in their contributions. Vesting in the Company's contribution portion of their accounts is as follows:

                       Years of Service                         Percentage
                       ----------------                         ----------
                          Less than 1                               0%
                       1 but less than 2                            33%
                       2 but less than 3                            66%
                           3 or more                               100%

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note A - Description of Plan
----------------------------

         Participants' loans
         -------------------
         Participants' may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants' account and bear interest at rates ranging from 5.00% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

         Payment of benefits
         -------------------
         On termination of service due to death, disability or retirement, all distributions from the Plan will be made in one lump-sum payment in cash or in property allocated in the participants' account.

         If a participant's employment with the Company is terminated for any other reason than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant. If their account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining their account balance with the Plan for an annual fee.

         Forfeited accounts
         ------------------
         At December 31, 2003 and 2002 forfeited non-vested accounts totaled $10,127 and $8,145, respectively. Those amounts may be used for several purposes such as the payment of Plan expenses. Any forfeitures attributable to matching or discretionary contributions not used by the Plan will be used to reduce employer contributions to the Plan.


Note B - Summary of Significant Accounting Policies

         Cash and cash equivalents
         -------------------------
         For purposes of the financial statements, the Plan considers all money market funds to be cash equivalents.

         Investment Valuation and Income Recognition
         -------------------------------------------
         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits
         -------------------
         Benefits are recorded when paid.

         Estimates
         ---------
         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and
         disclosures.   Accordingly,   actual  results  may  differ  from  those
         estimates.

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note C - Investments
--------------------
     The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                December 31,
                                                                                ------------
                                                                         2003                  2002
                                                                         ----                  ----

                  Fidelity Equity Income II Fund, 54,187
                      and 49,409 shares, respectively                   $1,234,399         $  859,229
                  Fidelity Dividend Growth Fund, 40,200
                      and 37,645 shares, respectively                    1,097,452            840,232
                  First Chester County Corp Common Stock,
                      101,039 and 97,633 shares, respectively            2,500,715          1,630,972
                  Meridian Value Fund, 16,252 and 11,357
                      shares, respectively                                 614,964            319,021
                  Vanguard Index Trust 500 Fund, 13,901
                      and 11,494 shares, respectively                    1,427,250            932,763

     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,979,554 and $(733,199), respectively, as follows:


                                                                         2003                  2002
                                                                         ----                  ----

                  Mutual funds                                         $ 1,167,866         $(845,732)
                  Common stock                                             811,688            112,533
                                                                        ----------          ---------
                                                                       $ 1,979,554         $(733,199)
                                                                        ==========          =========


     The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in values of investments will occur in the near term, and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


Note D - Related Party Transactions
-----------------------------------

     Certain Plan assets are invested in shares of common stock of First Chester County. In addition, all certificates of deposit are held by First National Bank of Chester County (Bank), a wholly-owned subsidiary of First Chester County. First Chester County is the administrator and the Bank is the sponsor of the Plan. First Chester County and the Bank qualify as parties-in-interest.


Note E - Plan Termination
-------------------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note F - Tax Status

     The Trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated February 12, 2003 from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.


Note G - Reconciliation of Financial Statements to Schedule H of Form 5500
--------------------------------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:


                                                                      December 31,
                                                                      ------------
                                                            2003                  2002
                                                            ----                  ----

         Net assets available for benefits per
           the financial statements                       $10,591,172           $7,557,787
         Timing differences:
           Employee contribution withheld in
              2003 but paid in 2004                          (26,688)             (22,997)
           Dividends with ex-dividend date in
              2003 but recorded in 2004                      (20,306)             (14,109)
           Miscellaneous timing differences                  (10,363)             (21,478)
                                                           ----------            ---------
                  Total timing differences                   (57,357)             (58,584)
                                                           ----------            ---------
         Net assets available for benefits per
              Schedule H to the Form 5500                 $10,533,815           $7,499,203
                                                           ==========            =========


The following is a reconciliation of the net changes in net assets available for benefits per the financial statements for the year ended December 31, 2003 and 2002 to Schedule H of Form 5500:


                                                                          2003           2002
                                                                          ----           ----

         Net change in net assets available for
           benefits per the financial statement                       $3,033,385       $519,243
              Add: Prior year timing differences                          58,584         16,938
              Less: Current year timing differences                     (57,357)        (58,584)
                                                                       ---------        --------
         Net change in net assets available for
           benefits per Schedule H to the Form 5500                   $3,034,612       $ 477,597
                                                                       =========        ========

                            Supplemental Information

Report of Independent Registered Public Accounting Firm on Supplemental Information


Trustees
First National Bank of Chester County Retirement Savings Plan


     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and schedule of reportable (5%) transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/  Grant Thornton LLP
-----------------------

Philadelphia, Pennsylvania
July 1, 2004

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003
                                -----------------

     Face Value/                                                                              Fair
        Shares             Description                                        Cost            Value
     -----------           -----------                                        ----            -----

                           Mutual Funds
                           ------------

          54,187           Fidelity Equity Income II Fund                $ 1,221,700      $ 1,234,399

          40,200           Fidelity Dividend Growth Fund                   1,076,846        1,097,452

          16,252           Meridian Value Fund                               494,195          614,964

          29,597           PBHG Mid Cap Value Fund                           432,733          508,472

           5,777           T. Rowe Price Blue Chip Growth Fund               149,338          164,352

          40,509           T. Rowe Price International Stock Fund            500,819          465,449

          13,901           Vanguard Index Trust 500 Fund                   1,446,499        1,427,250

          37,220           Vanguard Bond Index Fund                          382,401          383,742
                                                                          ----------        ---------

                             Total Mutual Funds                            5,704,531        5,896,080
                                                                          ----------        ---------

                           Common Stock
                           ------------

*        101,039           First Chester County Corp                       1,552,443        2,500,715
                                                                          ----------        ---------

                             Total Common Stock                            1,552,443        2,500,715
                                                                          ----------        ---------


                           Certificates of Deposit
                           -----------------------

*         30,000           Certificate of Deposit                             30,000           30,000
                           7.00%      08/07/04

*         15,000           Certificate of Deposit                             15,000           15,000
                           7.00%      09/01/04

*         30,000           Certificate of Deposit                             30,000           30,000
                           5.30%      12/09/04

*         20,000           Certificate of Deposit                             20,000           20,000
                           5.70%      02/23/05




The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003

      Face Value/                                                                              Fair
        Shares             Description                                        Cost             Value
      -----------          -----------                                        ----             -----
                       Certificates of Deposit - continued
                       -----------------------------------

*         20,000           Certificate of Deposit                      $      20,000    $      20,000
                           6.05%      03/02/05

*         25,000           Certificate of Deposit                             25,000           25,000
                           6.30%      03/28/05

*         25,000           Certificate of Deposit                             25,000           25,000
                           6.30%      04/14/05

*         25,000           Certificate of Deposit                             25,000           25,000
                           6.30%      05/30/05

*         20,000           Certificate of Deposit                             20,000           20,000
                           6.30%      06/13/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           7.00%      08/01/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           5.50%      09/06/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           5.50%      10/06/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           6.25%      10/27/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           4.30%      11/17/05

*         15,000           Certificate of Deposit                             15,000           15,000
                           6.30%      11/27/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.35%      01/03/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           5.80%      01/23/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           5.50%      02/06/06




The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003


      Face Value/                                                                              Fair
        Shares             Description                                        Cost             Value
      ----------           -----------                                        ----             -----
                       Certificates of Deposit - continued
                       -----------------------------------

*         10,000           Certificate of Deposit                      $      10,000    $      10,000
                           4.30%      02/17/06

*         20,000           Certificate of Deposit                             20,000           20,000
                           4.95%      04/23/06

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.65%      05/22/06

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.65%      06/22/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.65%      07/22/06

*         25,000           Certificate of Deposit                             25,000           25,000
                           3.75%      07/31/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           4.30%      08/17/06

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.75%      08/18/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.75%      08/30/06

*         30,000           Certificate of Deposit                             30,000           30,000
                           4.78%      09/17/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.75%      10/18/06

*         20,000           Certificate of Deposit                             20,000           20,000
                           3.75%      10/30/06

*         20,000           Certificate of Deposit                             20,000           20,000
                           3.95%      11/14/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.75%      11/30/06




The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003

      Face Value/                                                                              Fair
        Shares             Description                                        Cost             Value
      ----------           -----------                                        ----             -----
                       Certificates of Deposit - continued
                       -----------------------------------

*         30,000           Certificate of Deposit                      $      30,000    $      30,000
                           3.95%      12/14/06

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.95%      01/11/07

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.95%      01/29/07

*         35,000           Certificate of Deposit                             35,000           35,000
                           3.95%      02/05/07

*         30,000           Certificate of Deposit                             30,000           30,000
                           3.95%      03/05/07

*         30,000           Certificate of Deposit                             30,000           30,000
                           4.10%      04/18/07

*         20,000           Certificate of Deposit                             20,000           20,000
                           4.10%      05/06/07

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.75%      05/30/07

*         15,000           Certificate of Deposit                             15,000           15,000
                           4.10%      06/14/07

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.75%      06/30/07

*         30,000           Certificate of Deposit                             30,000           30,000
                           4.10%      07/18/07

*         20,000           Certificate of Deposit                             20,000           20,000
                           4.10%      08/21/07

*         15,000           Certificate of Deposit                             15,000           15,000
                           4.00%      08/30/07

*         35,000           Certificate of Deposit                             35,000           35,000
                           4.00%      09/05/07



The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003

      Face Value/                                                                              Fair
        Shares             Description                                        Cost             Value
      ----------           -----------                                        ----             -----

                       Certificates of Deposit - continued
                       -----------------------------------

*         40,000           Certificate of Deposit                      $      40,000    $      40,000
                           3.90%      10/03/07

*         40,000           Certificate of Deposit                             40,000           40,000
                           3.90%      10/17/07

*         40,000           Certificate of Deposit                             40,000           40,000
                           3.85%      11/05/07

*         30,000           Certificate of Deposit                             30,000           30,000
                           3.35%      12/09/07

*         40,000           Certificate of Deposit                             40,000           40,000
                           3.35%      01/06/08

*        45,000            Certificate of Deposit                             45,000           45,000
                           3.35%      02/11/08

*         50,000           Certificate of Deposit                             50,000           50,000
                           3.25%      03/06/08

*         50,000           Certificate of Deposit                             50,000           50,000
                           3.15%      04/02/08

*         35,000           Certificate of Deposit                             35,000           35,000
                           3.00%      05/06/08

*         45,000           Certificate of Deposit                             45,000           45,000
                           2.70%      06/24/08

*         45,000           Certificate of Deposit                             45,000           45,000
                           2.70%      07/01/08

*         15,000           Certificate of Deposit                             15,000           15,000
                           2.50%      08/07/08

*         15,000           Certificate of Deposit                             15,000           15,000
                           2.95%      09/04/08

*         10,000           Certificate of Deposit                             10,000           10,000
                           2.95%      10/16/08



The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003

      Face Value/                                                                              Fair
          Shares           Description                                        Cost             Value
      ----------           -----------                                        ----             -----

                       Certificates of Deposit - continued
                       -----------------------------------

*         15,000           Certificate of Deposit                        $    15,000      $    15,000
                                                                          ----------       ----------
                           3.00%      11/13/08

                           Total Certificates of Deposit                   1,355,000        1,355,000
                                                                          ----------       ----------

                           Participants' loans

         190,968           Participants' loans                           $     -          $   190,968
                                                                          ----------       ----------
                           (5.00% - 10.50%)

                             Total Participants' loans                         -              190,968
                                                                          ----------       ----------

                             Total Investments                           $ 8,611,974      $ 9,942,763
                                                                          ==========       ==========



           *   -   Party-in-interest






The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                DECEMBER 31, 2003



There were no category (i), (ii), (iii) or (iv) reportable transactions during 2003















The accompanying notes are an integral part of these statements

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

                                    CONTENTS
                                    --------







                                                                          PAGE
                                                                          ----

INDEPENDENT AUDITORS' REPORT                                                 1


AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                      2

         Statement of Changes in Net Asset
           Available for Benefits                                            3

         Notes to Financial Statements                                 4  -  8


OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                        9  - 13

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Trustees of
The First National Bank of Chester County -
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statements of net assets available for benefits of The First National Bank of Chester County - Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2002. These financial statements are the responsibility of the Trustees of The First National Bank of Chester County - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year then ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                         UMBREIT, DITTMER & KORENGEL, PC
                          CERTIFIED PUBLIC ACCOUNTANTS


Kennett Square, Pennsylvania
June 13, 2003

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2002 AND 2001





                ASSETS                                                        2002                      2001
                                                                              ----                      ----

Investments, at fair value
     Mutual funds                                                        $   3,970,342             $   3,918,894
     Bank certificates of deposit                                            1,180,000                   900,000
     Common stock                                                            1,630,972                 1,543,307
     Notes receivable                                                          159,173                   133,711
                                                                           -----------              ------------

          TOTAL INVESTMENTS                                                  6,940,487                 6,495,912
                                                                          ------------              ------------

Receivables
     Employer's fixed contributions                                            338,950                   289,467
     Employees' contributions                                                   22,997                    29,929
     Employer matching contribution                                              2,968                     6,688
Accrued interest income                                                          8,167                     8,825
Accrued dividend income                                                         14,109                    20,422
                                                                           -----------              ------------

          TOTAL RECEIVABLES                                                    387,191                   355,331
                                                                          ------------              ------------

Cash and cash equivalents                                                      230,109                   187,301
                                                                          ------------              ------------

          TOTAL ASSETS                                                       7,557,787                 7,038,544
                                                                          ------------              ------------


                   LIABILITIES

Accrued expenses                                                                     -                         -
                                                                          ------------              ------------


           TOTAL LIABILITIES                                                         -                         -
                                                                          ------------              ------------

     NET ASSETS AVAILABLE FOR BENEFITS                                   $   7,557,787             $   7,038,544
                                                                          ============              ============






---------------------------------------
The accompanying notes are an integral part of these financial statements.

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002






ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME
          Net appreciation/(depreciation) in
            Fair value of investments                                                          $ (733,199)
          Interest                                                                                 61,005
 Dividends                                                                                        120,039

                  TOTAL INVESTMENT INCOME                                                        (552,155)
                                                                                                ---------

   CONTRIBUTIONS
         Employer's fixed contribution                                                            338,950
         Employer's                                                                               309,946
     Employee's                                                                                   702,811
         Rollovers                                                                                229,862
                                                                                                ---------

                  TOTAL CONTRIBUTIONS                                                           1,581,569
                                                                                                ---------

                  TOTAL ADDITIONS                                                               1,029,414
                                                                                                ---------

    DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
         Benefits paid to participants                                                            508,412
     Administrative fees                                                                            1,759
                                                                                                ---------

                  TOTAL DEDUCTIONS                                                                510,171
                                                                                                ---------

                  NET INCREASE                                                                    519,243

    NET ASSETS AVAILABLE FOR BENEFITS:

         Beginning of year                                                                      7,038,544
                                                                                                ---------

         End of year                                                                           $7,557,787
                                                                                                =========








---------------------------------------
The accompanying notes are an integral part of these financial statements.

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001



NOTE A - DESCRIPTION OF PLAN


         The following brief description of The First National Bank of Chester County - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

         GENERAL

         During 2002, the Plan has been amended and restated in its entirety. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         MEMBERSHIP IN THE PLAN

         Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

         Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 hours of service during each plan year. The 401(k) deferral requirement is available to all employees with 90 days of service and has attained age 21.

         EMPLOYER FIXED CONTRIBUTIONS

         Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

         MEMBER ACCOUNTS

         All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

NOTE A - DESCRIPTION OF PLAN (continued)

         CONTRIBUTIONS

         Each member may elect to defer a percentage of compensation by up to the maximum not to exceed a certain dollar limit which is set by law. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

         The employer shall make a matching contribution for each member, which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

         VESTING

         Effective July 1, 1999, all members in the plan prior to July 1, 1999 shall have a fully vested interest in his basic contribution accounts matching contribution account, additional fixed contribution account, and rollover account at all times. Members entering the plan after July 1, 1999, will vest for employer contributions determined on the basis of the member's number of years of service, according to the following schedule:

                                       Vesting Schedule
                                       ----------------

                 Years of Service                                   Percentage
                 ----------------                                   ----------

                 Less than 1                                              0%
                 1 but less than 2                                       33%
                 2 but less than 3                                       66%
                 3 or more                                              100%

         PARTICIPANT NOTES RECEIVABLE

         Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are currently being repaid over a five-year period. The loans are secured by the balance in the participant's account and bear a reasonable rate of interest. Interest rates range from 5.25% to 10.5%. Principal and interest are paid through payroll deductions.

         PAYMENT OF BENEFITS

         On termination of service, all distributions from the Plan will be made in one lump-sum payment in cash or in property.

         FORFEITED ACCOUNTS

         At December 31, 2002 forfeited non-vested accounts totaled $8,145. Those amounts will be reallocated to participants in the same manner as employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         VALUATION OF INVESTMENTS

         If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price, which, in the judgement of the Plan administrator, does not exceed the fair market of such securities. The Plan administrator shall make the determination of fair market value in good faith.

         CASH AND CASH EQUIVALENTS

         For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE C - PLAN TERMINATION

         Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE D - TAX STATUS

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

NOTE E - INVESTMENTS

         The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                                                        December 31, 2002
                                                                                        -----------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                       Shares                Fair Value
         ---------------------------------                                      ---------              ----------

         Vanguard Bond Index Fund                                                 32,122              $  333,431
         Vanguard Index Trust 500                                                 11,494                 932,763
         Fidelity Equity Income II                                                49,409                 859,229
         Fidelity Dividend Growth                                                 37,645                 840,232
         T Rowe Price Blue Chip Growth                                             3,211                  70,477
         T Rowe Price Int'l Stock Fund                                            31,378                 278,641
         Meridian Value Fund                                                      11,357                 319,021
         PBHG Mid Cap Value Fund                                                  26,355                 336,548
         Bank certificates of deposit                                                  -               1,180,000
         First Chester County Corp.                                               97,663               1,630,972
         Notes receivable                                                              -                 159,173
                                                                                                       ---------

                  TOTAL INVESTMENTS                                                                   $6,940,487
                                                                                                       =========

                                                                                        December 31, 2001
                                                                                        -----------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                       Shares                Fair Value
         ---------------------------------                                      ---------              ----------

         Vanguard Bond Index Fund                                                 20,023              $  203,037
         Vanguard Index Trust 500                                                  8,857                 937,893
         Fidelity Equity Income II                                                43,924                 923,730
         Fidelity Dividend Growth                                                 33,103                 937,818
         T Rowe Price Blue Chip Growth                                             2,138                  61,930
         T Rowe Price Int'l Stock Fund                                            25,066                 275,476
         Meridian Value Fund                                                       8,118                 263,170
         PBHG Mid Cap Value Fund                                                  19,839                 315,840
         Bank certificates of deposit                                                  -                 900,000
         First Chester County Corp.                                               99,504               1,543,307
         Notes receivable                                                              -                 133,711
                                                                                                       ---------

                  TOTAL INVESTMENTS                                                                   $6,495,912

                                                                                                       =========

         During the years ended December 31, 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:


                                                                                   2002                     2001
                                                                                   ----                     ----
         Investments at Fair Value as
          Determined by Quoted Market Price
              Mutual funds                                                      $ (845,732)            $ (551,439)

         Investments at Estimated Fair Value
               Common stock                                                        112,533                182,315
                                                                                 ---------              ---------

         Net appreciation in fair value                                         $ (733,199)            $ (369,124)
                                                                                 =========              =========

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:


                                                                      2002                         2001
                                                                      ----                         ----

         Net assets available for benefits per the
             financial statements                                 $7,557,787                   $7,038,544

         Less timing differences                                     (58,584)                     (16,938)
                                                                   ---------                    ---------

         Net assets available for benefits per
             Form 5500                                            $7,499,203                   $7,021,606
                                                                   =========                    =========



         The following is a reconciliation of the net changes in net assets available for benefits according to the financial statements to Form 5500:


                                                                      2002
                                                                      ----
         Net change in net assets per the
             financial statements                                 $ 519,243

         Timing differences                                         (41,646)
                                                                   --------

         Net change in net assets per
             Form 5500                                            $ 477,597
                                                                   ========

                           OTHER FINANCIAL INFORMATION

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2002


Face Value                                                                                                 Fair
Or Shares                         Description                                         Cost                 Value
---------                         -----------                                         ----                 -----

                            Mutual Funds
37,644.820                  Fidelity Dividend Growth
                             Fund                                                 $  1,058,651         $    840,232
49,409.370                  Fidelity Equity Income II
                              Fund                                                   1,197,018              859,229
11,357.099                  Meridian Value Fund                                        341,808              319,021
26,354.567                  PBHG Mid Cap Value
                              Fund                                                     399,561              336,548
31,378.449                  T Rowe Price International
                              Stock Fund                                               425,397              278,641
 3,210.788                  T Rowe Price Blue
                              Chip Growth Fund                                          87,814               70,477
32,122.462                  Vanguard Bond Index
                              Fund                                                     326,998              333,431
11,494.312                  Vanguard Index
                              Trust 500                                              1,299,745              932,763
                                                                                   -----------          -----------

                            Total Mutual Funds                                    $  5,136,992         $  3,970,342
                                                                                   ===========          ===========

                            Common Stocks
    97,603                    First Chester County Corp.                          $  1,429,639         $  1,630,972
                                                                                   -----------          -----------

                            Total Common Stocks                                   $  1,429,639         $  1,630,972
                                                                                   ===========          ===========

                            Bank Certificates of Deposit


Face Value                                                                                                Fair
or Shares                              Description                                       Cost             Value
----------                             -----------                                     --------          -------


40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/02/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/13/03
50,000                        Certificate of Deposit                                    50,000            50,000
                                5.90  05/04/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.85  06/17/03
20,000                        Certificate of Deposit                                    20,000            20,000
                               5.85  07/02/03
30,000                        Certificate of Deposit                                    30,000            30,000
                               7.00  08/07/04
15,000                        Certificate of Deposit                                    15,000            15,000
                               7.00  09/01/04
30,000                        Certificate of Deposit                                    30,000            30,000
                               5.30  12/09/04
20,000                        Certificate of Deposit                                    20,000            20,000
                               5.70 02/23/05


----------------------------------
See accompanying auditor's report.

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 2002


Face Value                                                                                                Fair
or Shares                            Description                                         Cost             Value
----------                           -----------                                        ------            ------

20,000                        Certificate of Deposit                                    20,000            20,000
                                6.05 03/02/05
25,000                        Certificate of Deposit                                    25,000            25,000
                                6.30 03/28/05
25,000                        Certificate of Deposit                                    25,000            25,000
                                6.30 04/14/05
25,000                        Certificate of Deposit                                    25,000            25,000
                                6.30 05/30/05
20,000                        Certificate of Deposit                                    20,000            20,000
                                6.30 06/13/05
10,000                        Certificate of Deposit                                    10,000            10,000
                                7.00 08/01/05
10,000                        Certificate of Deposit                                    10,000            10,000
                                5.50 09/06/05
10,000                        Certificate of Deposit                                    10,000            10,000
                                5.50 10/06/05
10,000                        Certificate of Deposit                                    10,000            10,000
                                6.25 10/27/05
10,000                        Certificate of Deposit                                    10,000            10,000
                                4.30 11/17/05
15,000                        Certificate of Deposit                                    15,000            15,000
                                6.30 11/27/05
10,000                        Certificate of Deposit                                    10,000            10,000
                                3.35 01/03/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                5.80 01/23/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                5.50 02/06/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                4.30 02/17/06
20,000                        Certificate of Deposit                                    20,000            20,000
                                4.95 04/23/06
15,000                        Certificate of Deposit                                    15,000            15,000
                                3.65 05/22/06
15,000                        Certificate of Deposit                                    15,000            15,000
                                3.65 06/22/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                3.65 07/22/06




----------------------------------
See accompanying auditor's report.

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 2002



Face Value                                                                                                Fair
or Shares                            Description                                         Cost             Value
----------                           -----------                                        ------            ------

25,000                        Certificate of Deposit                                    25,000            25,000
                                  3.75  07/31/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                  4.30  08/17/06
15,000                        Certificate of Deposit                                    15,000            15,000
                                  3.75  08/18/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                  3.75  08/30/06
30,000                        Certificate of Deposit                                    30,000            30,000
                                  4.78  09/17/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                  3.75  10/18/06
20,000                        Certificate of Deposit                                    20,000            20,000
                                  3.75  10/30/06
20,000                        Certificate of Deposit                                    20,000            20,000
                                  3.95  11/14/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                  3.75  11/30/06
30,000                        Certificate of Deposit                                    30,000            30,000
                                  3.95  12/14/06
15,000                        Certificate of Deposit                                    15,000            15,000
                                  3.95  01/11/07
15,000                        Certificate of Deposit                                    15,000            15,000
                                  3.95  01/29/07
35,000                        Certificate of Deposit                                    35,000            35,000
                                  3.95  02/05/07
30,000                        Certificate of Deposit                                    30,000            30,000
                                 3.95   03/05/07
30,000                        Certificate of Deposit                                    30,000            30,000
                                 4.10   04/18/07
20,000                        Certificate of Deposit                                    20,000            20,000
                                 4.10   05/06/07
10,000                        Certificate of Deposit                                    10,000            10,000
                                 3.75   05/30/07
15,000                        Certificate of Deposit                                    15,000            15,000
                                 4.10   06/14/07
15,000                        Certificate of Deposit                                    15,000            15,000
                                 3.75   06/30/07
30,000                        Certificate of Deposit                                    30,000            30,000
                                 4.10   07/18/07



----------------------------------
See accompanying auditor's report.

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 2002

Face Value                                                                                                Fair
or Shares                            Description                                         Cost             Value
----------                           -----------                                        ------            ------


20,000                        Certificate of Deposit                                    20,000            20,000
                                 4.10   08/21/07
15,000                        Certificate of Deposit                                    15,000            15,000
                                 4.00   08/30/07
35,000                        Certificate of Deposit                                    35,000            35,000
                                 4.00   09/05/07
40,000                        Certificate of Deposit                                    40,000            40,000
                                 3.90   10/03/07
40,000                        Certificate of Deposit                                    40,000            40,000
                                 3.90   10/17/07
40,000                        Certificate of Deposit                                    40,000            40,000
                                 3.85   11/05/07
30,000                        Certificate of Deposit                                    30,000            30,000
                                                                                        ------            ------
                                 3.35   12/09/07



                              Total Certificates of Deposit                         $1,180,000        $1,180,000
                                                                                     =========         =========

                              Cash and Cash Equivalents
                                Money Market Obligations                            $  230,109        $  230,109
                                                                                     ---------         ---------

                              TOTAL CASH AND
                                CASH EQUIVALENTS                                    $  230,109        $  230,109
                                                                                     =========         =========






----------------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 2002




                                                                   Purchase             Sales              Realized
  Description                                                       Price               Proceeds           Gain/Loss
  -----------                                                       -----               --------           ---------

Series of transactions in one issue
Money Market obligations
   $1.00/sh                                                      $2,108,676            $2,108,676          $      -
Money Market obligations
   $1.00/sh                                                       2,076,688             2,076,688                 -































----------------------------------
See accompanying auditor's report.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of First Chester County Corporation has duly caused this annual report to be signed on its behalf by the undersigned herunto duly authorized.


                                        First National Bank of Chester County's
                                        Retirement Savings Plan

                                        By: /s/ J. Duncan Smith
                                            -------------------

                                            J. Duncan Smith
                                            Treasurer